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                             December 22, 2022

       Christopher Guinta
       Chief Financial Officer
       New Fortress Energy Inc.
       111 W. 19th Street, 8th Floor
       New York, NY 10011

                                                        Re: New Fortress Energy
Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2021
                                                            Filed March 1, 2022
                                                            File No. 001-38790

       Dear Christopher Guinta:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2021

       Business and Properties
       Our Shipping Assets, page 7

   1. We note your disclosures on pages 3 and 7 indicating that you have a fleet of 20 vessels used in your marine
operations, including seven regasification units (FSRUs), which range in size from 125,000 to
170,000 cubic meters, and eleven liquefied natural gas carriers
                                                        (LNGCs), which range in
size from 6,500 to 174,000 cubic meters.

                                                        We understand that some
vessels are owned while others are held under charter
                                                        agreements; some are
used in your operations, while others are under charters for use by third parties; and that
some are assigned to your Terminals and Infrastructure operating segment, while others
are assigned to your Ships operating segment.
 Christopher Guinta
FirstName LastNameChristopher Guinta
New Fortress Energy Inc.
Comapany22,
December   NameNew
              2022 Fortress Energy Inc.
December
Page 2    22, 2022 Page 2
FirstName LastName
         Given your disclosures stating that FSRUs are "critical to service the demands of our large-scale downstream customers" and LNGCs "transport cargoes from ports, FSRUs and
         FSUs to other downstream facilities," it appears that further details of the individual shipping assets would more adequately inform as to the suitability, adequacy, productive capacity, and extent of utilization, consistent with Item 102 of Regulation S-K.

         For example, using a tabulation or incremental narratives, such details may include the vessel name, type of vessel, capacity, form of ownership or manner possession, location of deployment, operating segment, type of charter arrangement, and expiration date.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Development Projects, page 55

2. We note that you have provided a brief description of various development projects under this heading and on pages 5 and 6 in your Business and Properties section. Please expand your discussion and analysis to provide further details regarding each project, as necessary to reflect the status of the project at the reporting date.

         For example, include the estimated timeframe for completion, uncertainties regarding the timeframe, project feasibility, or ability to obtain financing, essential or key milestones, permitting or contracting requirements, and the estimated total and incremental project costs and the anticipated source of funds, while clarifying such needs on both a short-term and long-term basis, consistent with Item 303(b)(1) of Regulation S-K. Recent Developments
Cargo Sales, page 56

3. We note your disclosures under this heading and in subsequent interim reports explaining that during the second half of 2021 and during the interim periods of 2022, your sales of
         LNG cargos have had a significant impact on your results of operations, and that you have sourced the LNG cargos under supply contracts that were intended to satisfy requirements at your Montego Bay Facility, Old Harbour Facility, San Juan Facility, La Paz Facility
         and Puerto Sandino Facility over the next six years.

         Please expand your discussion and analysis to address the following points.

                Describe the implications of no longer having all of your forecasted LNG requirements covered by supply commitments.

                Explain how you were able to divert deliveries of LNG under the supply agreements for sale rather than use, e.g. whether you advanced deliveries that were scheduled for later periods, or sold positions with the delivery dates unchanged.

                Describe the extent to which quantities of LNG covered by the supply agreements are contractually designated for delivery in certain periods, and the circumstances under
 Christopher Guinta
FirstName LastNameChristopher Guinta
New Fortress Energy Inc.
Comapany22,
December   NameNew
              2022 Fortress Energy Inc.
December
Page 3    22, 2022 Page 3
FirstName LastName
              which you are able to shift scheduled deliveries within the six year period.

                Describe your plans to either purchase LNG volumes in the market, or to enter into new supply agreements as a result of your cargo sales, in order to restore your position relative to the needs of your facilities.

                Quantify the extent to which you have increased your exposure to variability in LNG and natural gas prices, in terms of the anticipated volumes and the periods in which they would need to be acquired.
4. We note that you recently began reporting proceeds from LNG cargo sales as revenues in liquidating positions under your commodity purchase contract to benefit from recent increases in commodity prices relative to the contractual prices.

         Please explain to us how you considered the definition of revenue in the FASB Master
         Glossary, i.e. inflows from delivering or producing goods, rendering services, or other activities that constitute the entity's ongoing major or central operations, and the guidance in Rule 5-03.1, 7 and 9, in characterizing the proceeds as revenues.
5. We note your disclosure on page 66 indicating that your commitments to purchase LNG and natural gas "are principally take-or-pay contracts, which require the purchase of minimum quantities of LNG and natural gas" and are designed to assure sources of supply not in excess of normal requirements, although on page 76 you appear to augment that disclosure in explaining that your supply arrangements also allow you to "participate in the opportunities created by market disruptions" as evidenced by multiple sales of committed cargos in the market during 2021 and the subsequent interim periods.

         We note that you describe some derivative contracts on page F-18, and explain that these are accounted for at fair value unless the contracts qualify for the Normal Purchases and Normal Sales scope exception. However, you do not mention or explain how you are accounting for the LNG and natural gas purchase contracts in conjunction with this policy disclosure or in tabulating instruments that are subject to fair value accounting on page F-
         31. We see that you report purchase commitments amounting to $5.3 billion on page 65, which include these contracts along with obligations under engineering, procurement and construction agreements for which a notice to proceed has been issued.

         Tell us how you have assessed the LNG and natural gas purchase contracts under FASB
         ASC 815 and whether you have relied upon the Normal Purchases and Normal Sales scope exception and compiled documentation in accordance with FASB ASC 815-10-15-
         37 and 38. If this is the case, please explain how your decision to engage in cargo sales has not jeopardized your previous accounting assessments, considering the guidance in
         FASB ASC 815-10-15-35 and 41, if this is your view.
 Christopher Guinta
New Fortress Energy Inc.
December 22, 2022
Page 4
Results of Operations, page 58

6. We note your disclosure on page 60 explaining that Cost of sales for the Terminals and
         Infrastructure operating segment includes costs to procure feedgas or LNG, shipping and logistics costs to deliver LNG or natural gas to your facilities, and costs to convert natural gas to LNG, including labor, depreciation and other direct costs to operate your Miami
         Facility; and you report Cost of sales of zero for your Ships operating segment.

         Given the composition of your Segment Operating Margin, as illustrated on pages 58, F-
         53 and F-54, in comparison to the details on pages F-6 and F-8, it appears that a significant portion of depreciation and amortization expense has been excluded from your
         Cost of sales and Segment Operating Margin measures.

         Unless you are able to demonstrate why depreciation and amortization associated with all of the facilities and ships utilized in your revenue generating operations would not be attributable to Cost of sales to comply with GAAP, it appears that you would need to revise your financial presentation to either include the applicable amounts or to provide the parenthetical labeling indicated in SAB Topic 11:B.

         However, if you retain the Cost of sales measures as currently presented, it appears that your consolidated operating margin would be considered a non-GAAP measure for which you would also need to provide the disclosures required by Item 10(e) of Regulation S-K, including a reconciliation to the most directly comparable GAAP measure, which we would view as gross margin in accordance with GAAP.

         Please advise us of your position with respect to the observations outlined above and the revisions that you propose to address these concerns.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or Karl Hiller,
Branch Chief at (202) 551-3686 with any questions.



FirstName LastNameChristopher Guinta                            Sincerely,
Comapany NameNew Fortress Energy Inc.
                                                                Division of
Corporation Finance
December 22, 2022 Page 4                                        Office of
Energy & Transportation
FirstName LastName